82-445

VELCRO®

RECEIVED
2004 AUG 24 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036446

SUPPL

PROCESSED
AUG 2 4 2004
THOMSON FINANCIAL

THIRD QUARTER INTERIM REPORT

dlw 8/24

NINE MONTHS ENDED

JUNE 30, 2004

3

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first nine months of fiscal year 2004 were $201,568,000, which was an increase of 3% over 2003. Sales for the third quarter were $70,730,000, a 4% increase over the prior year.

Operating earnings for the first nine months were $19,457,000 a decrease of 22% from last year. For the quarter, operating earnings were $8,575,000, which was an increase of 4% over the third quarter of 2003.

The Company has maintained modest sales growth, despite increased competitive pressures and unfavorable economic conditions in certain of its business sectors. The decline in operating earnings for the first nine months of 2004 was the result of several factors, including certain unfavorable currency fluctuations, expenses related to manufacturing realignments and other non-recurring operating expenses. However, continuous improvement, cost containment and restructuring programs, as well as new product introductions and applications, have had a favorable impact on operating results, particularly in the third quarter.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At June 30, 2004

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Long-term Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
Parent Shareholders' Equity
Minority Interests in Subsidiary Companies
TOTAL EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

For the nine months, investment income was $8,868,000 compared to $2,020,000 of investment income for the first nine months of last year. Investment income for the third quarter was $2,734,000, compared to $901,000 for the third quarter of last year. These significant increases in investment income were the direct result of realignments in the investment portfolio, which resulted in large realized capital gains on sales of equity securities.

The above factors resulted in net earnings of $21,107,000 ($.70 per share) for the nine months and $8,566,000 ($.28 per share) for the third quarter. These earnings were 21% higher than the first nine months of 2003 and 52% higher for the third quarter.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

August 6, 2004

June 30, 2004	Sept. 30, 2003
US$'000	US$'000
115,346	105,420
(45,792)	(46,784)
69,554	58,636
245,758	240,528
(21,454)	(25,630)
293,858	273,534
300,923	280,215
(7,065)	(7,065)
293,858	273,150
---	384
293,858	273,534

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Nine Months Ended June 30, 2004

Sales
Operating Expenses
Operating Earnings
Royalties and Other Income
Interest Expense
Interest Income
Other Investment Income
Earnings before Income Taxes
Income Tax Expense
Earnings after Income Taxes
Losses (Income) Applicable to Minority Shareholders
NET EARNINGS

Average Number of Shares
Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Nine Months Ended June 30, 2004

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase (Decrease) in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

	Quarter Ended June 30,		Nine Months Ended June 30,	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
	70,730	67,905	201,568	195,654
	(62,155)	(59,683)	(182,111)	(170,779)
	8,575	8,222	19,457	24,875
	101	81	366	278
	(276)	(357)	(747)	(1,048)
	481	464	1,711	1,559
	2,253	437	7,157	461
	11,134	8,847	27,944	26,125
	2,568	3,176	6,845	8,714
	8,566	5,671	21,099	17,411
	---	(17)	8	(15)
	8,566	5,654	21,107	17,396
	30,040,490	30,040,490	30,040,490	30,040,490
	.28	.19	.70	.58
	.--	.--	.30	.30

	Nine Months Ended June 30,	
	2004	2003
	US$'000	US$'000
	25,479	25,985
	(4,070)	(10,203)
	(15,237)	(16,335)
	6,172	(553)
	20,400	15,438
	26,572	14,885

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Nine Months Ended June 30, 2004

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2002	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Adjustments on translation of subsidiaries		
Dividends paid		
Balance at June 30, 2003	20,389	2,901

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2003	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Adjustments on translation of subsidiaries		
Dividends paid		
Balance at June 30, 2004	20,389	2,901

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2003, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.30 per common share was paid on January 5, 2004 to shareholders of record as of December 5, 2003.

	For the Nine Months Ended June 30, 2004		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	201,568		201,568
Investment income		8,868	8,868
Segment Results	20,145	8,546	28,691

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
221,739	1,228	(3,572)	242,685
17,396			17,396
	13,290		13,290
	(261)		(261)
		6,905	6,905
(9,012)			(9,012)
230,123	14,257	3,333	271,003

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
235,924	17,066	3,935	280,215
21,107			21,107
	13,114		13,114
	(6,987)		(6,987)
		2,486	2,486
(9,012)			(9,012)
248,019	23,193	6,421	300,923

3. Minority Interest

During the second quarter, the Chinese government approved the Company's purchase of the 10.5% minority interest in its subsidiary, Zhangjiagang Velcro Fastening Systems Co., Ltd. The purchase price for the minority interest was US$330,000.

4. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Nine Months Ended June 30, 2003		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
195,654		195,654
	2,020	2,020
25,468	1,705	27,173

VELCRO INDUSTRIES N.V.
15 PIETERMAAI, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE TRUST COMPANY OF CANADA
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA